Exhibit 99.1

SAI.TECH Announces the successful conclusion of its “2nd Bit Heat Day” Event on August 9th at its U.S. R&D Center SAI NODE Marietta in Ohio

Singapore, Aug. 11, 2023 (GLOBAL NEWSWIRE) — SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”, NASDAQ: SAI, SAITW) announced Wednesday that its 2nd “Bit Heat Day” ended with a grand finale with the presence and blessing of many friends and supporters at SAI NODE Marietta.

Just 90 days ago, SAI made its debut in Marietta, Ohio. At that time, the site on Gravel Bank Road was an empty land, situated close to an electric substation.

In just three months, the SAI team built SAI NODE Marietta from the ground. SAI NODE Marietta, located in Marietta, Ohio, consists of the SAI U.S. R&D Center and the OCEC Computing Heat Recycle Technology Development Center. The 2023 Bit Heat Day is also hosted by SAI.TECH and the non-profit organization OCEC.

Event Highlights:

Jesse C. Roush, the executive director of the Southeastern Ohio Port Authority, opened Wednesday’s event by emphasizing the blend of industrial resources and agriculture that the Computer Heat Recycling Technology Development Center brings to the local regions.

Tao Wu, Director of the OCEC Computer Heat Recycling Technology Development Center, believes that the center holds significant promise for the local community. He acknowledged the center as a global pioneer in computer heat recycling technology. Wu stated, “this center is poised to play a pivotal role in global carbon-neutral initiatives. It can also act as a hub to showcase various projects and breakthroughs in this domain.”

Haotian Li, the CTO of Redesign Science which is a leading AI-driven biotech company based in the United States, spoke Wednesday about the fact that his company is deeply involved in using computation to find the answer in cancer therapeutics.

Redesign Science was using CoreWeave, a specialized cloud provider recently invested by NVIDIA Corp. Given the factors of sustainability and efficiency that SAI’s heat recycle computing center can provide, Li considers that will be the inevitable trend for AI companies adopting a sustainable GPU computing cloud. “We’re very happy to go into collaboration with SAI,” he said.

Arthur Lee, the CEO and founder of SAI, and several other speakers Wednesday mentioned the recent surge in the use of artificial intelligence and its various applications, including creative tools such as ChatGPT. They pointed out the potential for technology’s computational demands to double or even triple in the coming years. In that scenario, pioneering developments in computer heat recycling are set to be essential in benefiting residents and society. Such technology as heat recycling not only reduces technology-related expenses but also contributes substantially to carbon-neutral objectives.

Marcus McCartney, the agriculture and natural resources educator for The Ohio State University Extension, was one of Wednesday’s speakers. He said that agriculture today is using technology extensively, and heat recapture of computing waste heat would benefit agriculture.

McCartney is now one of the Computer Heat Recycle Center’s local advisory committee members, along with Jesse Roush, George Banzinger, and Mark Edgell.

Around 50 people attended the events in person, including guests from the State of Ohio Department of Development, Peoples Bank, American Electric Power Ohio, Southeast Ohio Building Department, Ohio Auditor of State, and different higher educational institutions.

Two local media outlets from Wood County covered the event, which are Marietta Times and WTAP.

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) company headquartered in Singapore. SAI is dedicated to providing a zero-carbon energy system (HEATNUC) based on Small Modular Reactor, providing clean computing services based on liquid cooling and chip waste heat utilization technology (ULTIWIT), and providing cloud computing services based on blockchain and AI technology (BOLTBIT).

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation (“TradeUP”). For more information on SAI.TECH, please visit https://sai.tech/.

About OCEC

The Organization of Clean Energy and Climate (“OCEC”) is a non-profit organization with the mission to perform research and study on more effective ways to use computing heat, develop the technology and system to demonstrate how residential, commercial, and industrial scenarios can recycle the computing heat waste as a replacement for traditional heating.
The OCEC operates with the goal of building the OCEC Computing Heat Recycle Technology Development Center in a way to benefit the local community. As the first of this kind of R&D center, OCEC continues to be the leader in this area and brings the best computing heat recycling solution to the world, and be one of the key contributors to achieving carbon-neutral efforts.

For more information on OCEC, please visit https://ocec.co/.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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